UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 12, 2026

NEBIUS GROUP N.V.

Schiphol Boulevard 165

1118 BG, Schiphol, the Netherlands.

Tel: +31 202 066 970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Filed as Exhibit 99.1 to this Report on Form 6-K is a press release of Nebius Group N.V. (the “Company”) dated February 12, 2026, announcing the Company’s unaudited consolidated financial results for the fourth quarter and full-year ended December 31, 2025.

Furnished as Exhibit 99.2 to this Report on Form 6-K is a Letter to Shareholders of the Company dated February 12, 2026.

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3ASR (File No. 333-286932) and Form S-8 (File No. 333-286934), including any prospectuses forming a part of such Registration Statements, to the extent not superseded by documents or reports subsequently filed or furnished.

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press release of Nebius Group N.V. dated February 12, 2026, announcing the Company’s unaudited consolidated financial results for the fourth quarter and full-year ended December 31, 2025.
99.2	Letter to Shareholders of the Company dated February 12, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEBIUS GROUP N.V.

Date: February 12, 2026	By:	/s/ BOAZ TAL
Boaz Tal
General Counsel